OBJECTIVE REALITY, INC.

FINANCIAL STATEMENTS

JANUARY 7, 2022

OBJECTIVE REALITY, INC.

JANUARY 7, 2022

CONTENTS

BARTON CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders' of
Objective Reality, Inc.

We have reviewed the accompanying financial statements of Objective Reality, Inc., which comprise the balance sheet as of January 7, 2022 ("Inception"), and the related statement of operations, stockholders' deficit, and cash flows for the period ended January 7, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Objective Reality, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for it to be in accordance with accounting principles generally accepted in the United States of America.

BARTON CPA

Houston, Texas
April 27, 2022

OBJECTIVE REALITY, INC.
BALANCE SHEET
AS OF JANUARY 7, 2022

ASSETS

Current assets	
Cash	$ -
Total current assets	-
Total assets	$ -

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities	
Accounts payable	$ -
Total current liabilites	-
Commitments and contingencies	
Stockholders' deficit	
Preferred stock, par value $0.01, 100,000 authorized, none issued and oustanding	-
Common stock, par value $0.01, 5,000,000 authorized, 4,010,000 issued and oustanding	40,000
Additional paid-in capital	61,444
Subscription receivable	(100,100)
Accumulated deficit	(1,344)
Total stockholders' deficit	-
Total liabilities and stockholders' deficit	$ -

See independent accountant's review report and accompanying notes to unaudited financial statements.

OBJECTIVE REALITY, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED JANUARY 7, 2022

Revenues	$ -
Operating expenses	
General and administrative expenses	1,344
Total operating expenses	1,344
Net loss	$ (1,344)

See independent accountant's review report and accompanying notes to unaudited financial statements.

OBJECTIVE REALITY, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE PERIOD ENDED JANUARY 7, 2022

	Preferred Stock		Common Stock					
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
Balance at January 7, 2022 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	-	-	4,000,000	40,000	60,000	(100,000)	-	-
Shares issued for services	-	-	10,000	-	100	(100)	-	-
Contributed capital	-	-	-	-	1,344	-	-	1,344
Net loss	-	-	-	-	-	-	(1,344)	(1,344)
Balance at January 7, 2022	-	$ -	4,010,000	$ 40,000	$ 61,444	$ (100,100)	$ (1,344)	$ -

See independent accountant's review report and accompanying notes to unaudited financial statements.

OBJECTIVE REALITY, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED JANUARY 7, 2022

Cash flows from operating activities		
Net loss	$	(1,344)
Net cash used by operating activities		(1,344)
Cash flows from financing activities		
Proceeds from contributed capital		1,344
Net cash provided by financing activities		1,344
Change in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental cash flow information		
Cash paid for interest expense	$	-
Cash paid for income taxes	$	-

See independent accountant's review report and accompanying notes to unaudited financial statements.

NOTE 1: Nature of operations

Nature of the business

Objective Reality, Inc. (the "Company"), was incorporated in the State of Delaware on January 7, 2022 ("Inception"). The Company provides location-based virtual reality gaming and escape rooms.

Going concern and management's plan

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to commence its intended operations and requires capital to develop and operate its intended business. These above matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through related party advances and securities-based crowdfunding. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of their planned development, which could harm their business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and uncertainties

The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2: Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2: Summary of significant accounting policies (continued)

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue recognition

The Company will recognize revenue in accordance with ASC 606 Revenue from Contracts with Customers. The Company will determine revenue recognition through the following steps:1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the Company satisfies a performance obligation. To date, the Company has not generated any revenues.

Subscription receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' deficit on the balance sheet.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 7, 2022. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

NOTE 2: Summary of significant accounting policies (continued)

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3: Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4: Stockholder’s deficit

Common stock

The Company is authorized to issue 5,100,000 shares of $0.01 par value stock, consisting of 5,000,000 shares of Common Stock, and 100,000 shares of Preferred Stock.

On January 7, 2022, the Company issued 4,000,000 and 100,000 shares of Common Stock, at $0.025 and $0.01 per share, respectively, as part of subscription agreements. As of January 7, 2022, none of the stock issuance were funded and are presented as a subscription receivable contra equity account on the balance sheet. As of January 7, 2022, 4,100,000 shares of Common Stock were issued and outstanding.

NOTE 4: Stockholder's deficit (continued)

Voting

Each outstanding share of Common Stock is entitled to one vote upon each matter submitted to vote at a meeting of shareholders. Preferred Stock are non-voting shares.

Repurchase

The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for transfer of units of common stock.

Equity incentive plan

Subsequent to January 7, 2022, on April 15, 2022, the Company adopted the 2022 Equity Compensation Plan ("2022 Plan"), which provides for the grant of equity incentive shares to employees, officers, directors, consultants, agents, advisors and independent contractors. The number of shares authorized by the 2022 Plan was 500,000 shares. Equity incentive shares may be awarded to participants in the sole discretion of management.

On April 15, 2022, the Company granted 5,000 stock options under the 2022 Plan with an exercise price of $0.498. Per the option agreement, 6% of the shares shall vest on the grant date and the remaining tranches shall vest over the next four years.

Equity incentive shares shall immediately vest upon a terminating capital transaction. Equity incentive shares shall participate in all distributions of net proceeds from a terminating capital transaction based on their pro-rata ownership of the Company's dilutive securities outstanding. Holders of equity incentive shares are not entitled to share in any other distributions made by the Company to its members.

NOTE 5: Subsequent events

See Note 4 for discussion of subsequent events.

The Company has evaluated all events that have occurred after the balance sheet date through April 27, 2022, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any other recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.